Exhibit 99.2

Select Income REIT

Index to Financial Statements

The following consolidated financial statements of Select Income REIT are included on the pages indicated:

Report of Independent Registered Public Accounting Firm.............................................................................................................	1
Consolidated Balance Sheet as of December 31, 2014...................................................................................................................	2
Consolidated Statement of Income and Comprehensive Income for the period from July 9, 2014 to December 31, 2014...........................	3
Consolidated Statement of Shareholders’ Equity for the period from July 9, 2014 to December 31, 2014...............................................	4
Consolidated Statement of Cash Flows for the period from July 9, 2014 to December 31, 2014...........................................................	5
Notes to Consolidated Financial Statements.................................................................................................................................	6
Schedule II—Valuation and Qualifying Accounts...........................................................................................................................	21
Schedule III—Real Estate and Accumulated Depreciation...............................................................................................................	22

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of Select Income REIT

We have audited the accompanying consolidated balance sheet of Select Income REIT (the “Company”) as of December 31, 2014, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the period from July 9, 2014 to December 31, 2014. Our audit also included the financial statement schedules listed in the Index to Financial Statements. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014, and the consolidated results of its operations and its cash flows for the period from July 9, 2014 to December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 19, 2015

SELECT INCOME REIT

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except per share data)

December 31, 2014
ASSETS
Real estate properties:
Land	$756,160
Buildings and improvements	1,110,683
1,866,843
Accumulated depreciation	(94,333)
1,772,510
Acquired real estate leases, net	120,700
Cash and cash equivalents	13,504
Restricted cash	42
Rents receivable, including straight line rents of $64,894, net of allowance for doubtful accounts of $1,664	68,385
Deferred leasing costs, net	6,196
Deferred financing costs, net	3,416
Other assets	8,478
Total assets	$1,993,231

LIABILITIES AND SHAREHOLDERS’ EQUITY
Revolving credit facility	$77,000
Term loan	350,000
Mortgage notes payable, net	18,816
Accounts payable and accrued expenses	18,869
Assumed real estate lease obligations, net	26,475
Rents collected in advance	9,688
Security deposits	10,348
Due to related persons	1,588
Total liabilities	512,784

Commitments and contingencies

Shareholders’ equity:
Common shares of beneficial interest, $.01 par value: 125,000,000 shares authorized; 59,959,750 shares issued and outstanding	600
Additional paid in capital	1,441,036
Cumulative net income	250,238
Cumulative other comprehensive loss	(23)
Cumulative common distributions	(211,404)
Total shareholders’ equity	1,480,447
Total liabilities and shareholders’ equity	$1,993,231

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(amounts in thousands, except per share data)

Period from July 9, 2014 to December 31, 2014
REVENUES:
Rental income	$91,517
Tenant reimbursements and other income	15,957
Total revenues	107,474

EXPENSES:
Real estate taxes	10,716
Other operating expenses	9,101
Depreciation and amortization	20,222
Acquisition related costs	6,974
General and administrative	7,150
Total expenses	54,163

Operating income	53,311

Interest expense (including net amortization of debt premiums and deferred financing fees of $742)	(5,687)
Income before income tax expense and equity in earnings of an investee	47,624
Income tax expense	(85)
Equity in earnings of an investee	55
Income before gain on sale of property	47,594
Gain on sale of property	116
Net income	47,710

Other comprehensive income:
Equity in unrealized loss of an investee	(39)
Other comprehensive loss	(39)
Comprehensive income	$47,671

Weighted average common shares outstanding – basic	59,873
Weighted average common shares outstanding – diluted	59,932
Basic and diluted net income per common share	$0.80

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(dollars in thousands)

					Cumulative
	Number of		Additional	Cumulative	Other	Cumulative
	Common	Common	Paid In	Net	Comprehensive	Common
	Shares	Shares	Capital	Income	Income (Loss)	Distributions	Total
Balance at July 9, 2014	59,891,803	$599	$1,440,047	$202,528	$16	$(153,879)	$1,489,311
Net income	—	—	—	47,710	—	—	47,710
Issuance of shares, net	16,447	—	372	—	—	—	372
Share grants	51,500	1	617	—	—	—	618
Other comprehensive loss	—	—	—	—	(39)	—	(39)
Distributions to common shareholders	—	—	—	—	—	(57,525)	(57,525)
Balance at December 31, 2014	59,959,750	$600	$1,441,036	$250,238	$(23)	$(211,404)	$1,480,447

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

Period from July 9, 2014 to December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$47,710
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	13,488
Net amortization of debt premiums and deferred financing fees	743
Amortization of acquired real estate leases and assumed real estate lease obligations	6,192
Amortization of deferred leasing costs	469
Provision for losses on rents receivable	680
Straight line rental income	(7,442)
Gain on sale of property	(116)
Other non-cash expenses	610
Equity in earnings of an investee	(55)
Change in assets and liabilities:
Restricted cash	—
Rents receivable	(1,148)
Deferred leasing costs	(488)
Other assets	(691)
Accounts payable and accrued expenses	1,383
Rents collected in advance	(4,428)
Security deposits	131
Due to related persons	349
Cash provided by operating activities	57,387

CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(14,370)
Real estate improvements	(2,152)
Proceeds from sale of property, net	116
Cash used in investing activities	(16,406)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	53,000
Payments on borrowings	(50,095)
Deferred financing fees	(388)
Distributions to common shareholders	(57,525)
Cash used by financing activities	(55,008)

Decrease in cash and cash equivalents	(14,027)
Cash and cash equivalents at beginning of period	27,531
Cash and cash equivalents at end of period	$13,504

SUPPLEMENTAL DISCLOSURES:
Interest paid	$4,003
Income taxes paid	$—

See accompanying notes.

SELECT INCOME REIT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

Note 1. Organization

Select Income REIT, or “SIR”, “we”, “us” or “our”, was organized as a real estate investment trust, or REIT.  As of December 31, 2014, we owned 51 properties ( 281 buildings, leasable land parcels and easements) with a total of approximately 27,686,000 rentable square feet.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation.    These consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are 100% owned directly or indirectly by us. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated.  On July 9, 2014, Government Properties Income Trust, or GOV, purchased 21,500,000 of our common shares and GOV began accounting for its investment in us using the equity method of accounting.  These financial statements have been presented for the period GOV accounted for its ownership interest in us using the equity method of accounting, or for the period from July 9, 2014 to December 31, 2014.

Real Estate Properties.  We record our properties at cost. We calculate depreciation on real estate investments on a straight line basis over estimated useful lives generally ranging from 7 to 40 years. We estimate the purchase price allocations and the useful lives of our properties. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives.

We allocate the purchase prices of our properties to land, building and improvements based on determinations of the fair values of these assets assuming the properties are vacant. We determine the fair value of each property using methods similar to those used by independent appraisers. For properties qualifying as acquired businesses under FASB Accounting Standards Codification 805, Business Combinations, we allocate a portion of the purchase price to above market and below market leases based on the present value (using an interest rate which reflects the risks associated with acquired in place leases at the time each property was acquired by us) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. The terms of below market leases that include bargain renewal options, if any, are further adjusted if we determine that renewal to be probable. We allocate a portion of the purchase price to acquired in place leases and tenant relationships based upon market estimates to lease up the property based on the leases in place at the time of purchase. In making these allocations, we considered factors such as estimated carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs, such as leasing commissions, legal and other related expenses, to execute similar leases in current market conditions at the time a property was acquired by us. We allocate this aggregate value between acquired in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant’s lease. However, we have not separated the value of tenant relationships from the value of acquired in place leases because such value and related amortization expense is immaterial to the accompanying consolidated financial statements. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amount over the estimated life of the relationships.

We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheets) and below market lease values (presented as assumed real estate lease obligations in our consolidated balance sheets) as a reduction or increase, respectively, to rental income over the terms of the associated leases. Such amortization resulted in an increase to rental income of $114 during the period from July 9, 2014 to December 31, 2014. We amortize the value of acquired in place leases (included in acquired real estate leases in our consolidated balance sheets), exclusive of the value of above market and below market acquired in place leases, or Lease Origination Value, over the terms of the associated leases. Such amortization, which is included in depreciation and amortization expense, totaled $6,306 during the period from July 9, 2014 to December 31, 2014. If a lease is terminated prior to its stated expiration, we write off the unamortized amounts relating to that lease.

At December 31, 2014, our acquired real estate leases and assumed real estate lease obligations were as follows:

December 31, 2014
Acquired real estate leases:
Capitalized above market lease values	$44,851
Less: accumulated amortization	(17,396)
Capitalized above market lease values, net	27,455

Lease Origination Value	124,576
Less: accumulated amortization	(31,331)
Lease Origination Value, net	93,245
Acquired real estate leases, net	$120,700

Assumed real estate lease obligations:
Capitalized below market lease values	$40,323
Less: accumulated amortization	(13,848)
Assumed real estate lease obligations, net	$26,475

As of December 31, 2014, the weighted average amortization periods for capitalized above market lease values, lease original value and capitalized below market lease values were 12.3 years, 7.9 years, and 13.2 years, respectively.  Future amortization of net intangible acquired real estate lease assets and liabilities to be recognized over the current terms of the associated leases as of December 31, 2014 are estimated to be $13,172 in 2015, $12,769 in 2016, $12,351 in 2017, $11,809 in 2018, $9,735 in 2019 and $34,389 thereafter.

We recognize impairment losses on real estate investments when indicators of impairment are present and the estimated undiscounted cash flow from our real estate investments is less than the carrying amount of such real estate investments. Impairment indicators may include declining tenant occupancy, lack of progress releasing vacant space, tenant bankruptcies, low long term prospects for improvement in property performance, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative or, market or industry changes that could permanently reduce the value of a property. We review our properties for impairment quarterly, or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows expected to be generated from that property. If the sum of these expected future undiscounted cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions. Based on these procedures performed, no impairments exist on any of our properties as of December 31, 2014.

Certain of our real estate assets contain hazardous substances, including asbestos. We believe the asbestos at our properties is contained in accordance with current environmental regulations and we have no current plans to remove it. If these properties were demolished today, certain environmental regulations specify the manner in which the asbestos must be removed and we could incur substantial costs complying with such regulations. Because of the indeterminable timing of the remediation, no amounts have been accrued to date. Certain of our industrial lands in Hawaii may require environmental remediation, especially if the use of those lands is changed; however, we do not have any present plans to change the use of those land parcels or to undertake this environmental cleanup. In general, we do not have any insurance designated to limit any losses that we may incur as a result of known or unknown environmental conditions which are not caused by an insured event, such as, for example, fire or flood, although some of our tenants may maintain such insurance. However, as of December 31, 2014,  accrued environmental remediation costs totaling $8,150 were included in accounts payable and accrued expenses in our consolidated balance sheets. Because of the indeterminable timing of the remediation, these amounts have not been discounted to present value. We do not believe that there are environmental conditions at any of our properties that will have a material adverse effect on us. However, no assurances can be given that such conditions are not present in our properties or that other costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition. Charges for environmental remediation costs are included in other operating expenses in our consolidated statement of income and comprehensive income.

Cash and Cash Equivalents.  We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash.  Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by certain of our mortgage debts.

Deferred Leasing Costs.  Deferred leasing costs include capitalized brokerage, legal and other fees associated with the successful negotiation of leases, which are amortized to depreciation and amortization expense on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $9,283 at December 31, 2014 and accumulated amortization of deferred leasing costs totaled $3,087 at December 31, 2014. Included in deferred leasing costs at December 31, 2014, is $90 of estimated costs associated with leases under negotiation. Future amortization of deferred leasing costs to be recognized during the current terms of our existing leases as of December 31, 2014, are estimated to be $921 in 2015, $776 in 2016, $711 in 2017, $601 in 2018, $541 in 2019 and $2,556 thereafter.

Deferred Financing Fees.  Deferred financing fees include capitalized issuance or assumption costs related to borrowings, which are amortized to interest expense over the terms of the respective loans. Deferred financing fees totaled $8,210 at December 31, 2014 and accumulated amortization of deferred financing fees totaled $4,794 at December 31, 2014. Included in deferred financing fees at December 31, 2014, is $518 of fees incurred associated with financing for the CCIT Merger discussed in Note 11. Future amortization of deferred financing fees to be recognized with respect to our loans as of December 31, 2014, are estimated to be $1,893 in 2015, $749 in 2016 and $256 in 2017.

Other Assets.  Other assets consist primarily of deposits on potential acquisitions, our investment in Affiliates Insurance Company, or AIC, prepaid real estate taxes and other prepaid expenses. We account for our investment in AIC using the equity method of accounting. Significant influence is present through common representation on the boards of trustees or directors of us and AIC. Our Managing Trustees are also owners of Reit Management & Research LLC, or RMR, which is the manager of us and AIC, and each of our Trustees is a director of AIC. See Note 9 for a further discussion of our investment in AIC.

Revenue Recognition.  Rental income from operating leases is recognized on a straight line basis over the lives of lease agreements. We defer the recognition of contingent rental income, such as percentage rents, until the specific targets that trigger the contingent rental income are achieved. There was no contingent rental income recognized for the period from July 9, 2014 to December 31, 2014. Tenant reimbursements and other income include property level operating expenses and capital expenditures reimbursed by our tenants as well as other incidental revenues. Certain tenants are obligated to pay directly their obligations under their leases for insurance, real estate taxes and certain other expenses. These costs, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our consolidated financial statements. To the extent any tenant responsible for these costs under their respective lease defaults on its lease or it is deemed probable that the tenant will fail to pay for such costs, we would record a liability for such obligation.

Allowance for Doubtful Accounts.  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants’ payment histories and current credit profiles, as well as other considerations.

Income Taxes.  We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and, accordingly, we generally will not be subject to federal income taxes provided we distribute our taxable income and meet certain other requirements to qualify as a REIT. We are, however, subject to certain state and local taxes.

Cumulative Other Comprehensive Income (Loss).  Cumulative other comprehensive income (loss) consists of unrealized gains and losses related to our investment in AIC.

Use of Estimates.  Preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that may affect the amounts reported in these consolidated financial statements and related notes. The actual results could differ from these estimates.

Net Income Per Common Share.  We calculate basic earnings per common share, or EPS, by dividing net income by the weighted average number of common shares outstanding during the period. We calculate diluted net income per share using the more dilutive of the two class method or the treasury stock method.

New Accounting Pronouncements.    In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.  This update amends the criteria for reporting discontinued operations to, among other things, raise the threshold for disposals to qualify as discontinued operations. This update is effective for interim and annual reporting periods, beginning after December 15, 2014, with early adoption permitted.  We currently expect that, when adopted, this update will reduce the number of any future property dispositions we may make to be presented as discontinued operations in our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This update is effective for interim and annual reporting periods beginning after December 15, 2016.  We are currently in the process of evaluating the impact, if any, the adoption of this update will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This update requires an entity to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the financial statements are available to be issued when applicable) and to provide related footnote disclosures in certain circumstances. This update is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter with early adoption permitted. The implementation of this update is not expected to cause any significant changes to our consolidated financial statements.

Note 3. Real Estate Properties

During the period from July 9, 2014 to December 31, 2014, we acquired one property  (one building) with 646,160 rentable square feet and a weighted average lease term, based on rental revenues, of 8.4 years for an aggregate purchase price of $14,370, excluding closing costs. We allocated the purchase price of this acquisition based on the estimated fair values of the acquired assets and assumed liabilities. This acquisition was accounted for as a  business combination. Details of this completed acquisition are as follows:

Assumed
		Number of					Acquired	Real Estate
		Properties/	Square	Purchase		Building and	Real Estate	Lease
Date	Location	Buildings	Feet	Price(1)	Land	Improvements	Leases	Obligations
December 2014	Memphis, TN (2)	1 / 1	646,160	14,370	1,402	10,769	3,195	(996)

(1)	Purchase price excludes acquisition related costs.

(2)

The allocation of purchase price is based on preliminary estimates and may change upon the completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

During the period from July 9, 2014 to December 31, 2014, we recognized revenue of $29 and an operating loss of $216, which includes $244 of acquisition related costs, arising from the acquisition described above.

In January 2015, we completed the acquisition of Cole Corporate Income Trust, Inc., or CCIT, through a merger of CCIT with and into one of our wholly owned subsidiaries. See Notes 9 and 11 for further information regarding this transaction.

We committed $829 for expenditures related to tenant improvements and leasing costs for approximately 870,000 square feet of leases executed for the period from July 9, 2014 to December 31, 2014. Committed but unspent tenant related obligations based on existing leases as of December 31, 2014, were $2,404.

As a result of an eminent domain taking in September 2014, we sold an ancillary portion of a land parcel located in Huntsville, AL resulting in a net gain on sale of $116.

The future minimum lease payments scheduled to be received by us during the current terms of our leases as of December 31, 2014 are as follows:

Minimum
Lease
Year	Payment
2015	$181,665
2016	177,554
2017	176,573
2018	173,846
2019	164,659
Thereafter	1,261,917
$2,136,214

Note 4. Tenant Concentration and Segment Information

We operate in one business segment: ownership of properties that include buildings and leased industrial lands that are primarily net leased to single tenants, with no one tenant accounting for more than 10% of our total revenues. A “net leased property” or a property being “net leased” means that the building or land lease requires the tenant to pay rent and pay, or reimburse us, for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs, other than, in certain circumstances, roof and structural element related expenditures; in some instances, tenants instead reimburse us for all expenses in excess of certain amounts included in the stated rent. We define a single tenant leased building or land parcel as a building or land parcel with at least 90% of its rentable square footage leased to one tenant. Our buildings and lands are primarily leased to single tenants; however, we do own some multi-tenant buildings on the island of Oahu, HI.  For the period from July 9, 2014 to December 31, 2014, approximately 37.2% of total revenues was from 11 properties (229 buildings, leasable land parcels and easements) with a combined approximately 17,793,000 rentable square feet that we own in Oahu, HI.

Note 5. Indebtedness

At December 31, 2014, our outstanding indebtedness consisted of the following:
December 31, 2014
Revolving credit facility, due in 2016 (1)	$77,000
Term loan, due in 2017 (1)	350,000
Mortgage note payable, 5.950% interest rate, including unamortized premium of $817, due in 2017 (2)	18,816
$445,816

(1)

On January 9, 2015, we replaced our revolving credit facility and our term loan with new facilities providing $1,100,000 in aggregate borrowing availability. See Note 11 for further information regarding these agreements.

(2)

We assumed this mortgage in connection with our acquisition of one property. The stated interest rate for this mortgage debt is the contractually stated rate; we recorded the assumed mortgage at estimated fair value on the date of acquisition and we are amortizing the fair value premium to interest expense over the respective term of the mortgage to reduce interest expense to the estimated market interest rate as of the date of acquisition.

As of December 31, 2014, we have a $750,000 unsecured revolving credit facility that is available for general business purposes, including acquisitions. The maturity date of our revolving credit facility is March 11, 2016 and, subject to the payment of an extension fee and meeting certain other conditions, our revolving credit facility includes an option for us to extend the stated maturity date by one year to March 11, 2017. In addition, our revolving credit facility includes a feature under which maximum borrowings may be increased to $1,000,000 in certain circumstances. Borrowings under our revolving credit facility bear interest at LIBOR plus a premium. We also pay a facility fee on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and the facility fee are subject to adjustment based upon changes to our leverage, or beginning in December 2014, our credit ratings. As of December 31, 2014, the interest rate premium on our revolving credit facility was 122.5 basis points and our facility fee was 22.5 basis points. As of December 31, 2014, the interest rate payable on borrowings under our revolving credit facility was 1.39%. The weighted average interest rate for borrowings under our revolving credit facility was 1.45% for the period from July 9, 2014 to December 31, 2014. We can borrow, repay and reborrow funds available under our revolving credit facility until maturity, and no principal repayment is due until maturity.  As of December 31, 2014 and February 17, 2015, we had $77,000 and $125,000, respectively, outstanding under our applicable revolving credit facility and $673,000 and $625,000, respectively, available to borrow under our applicable revolving credit facility.

As of December 31, 2014, we also have a $350,000 unsecured term loan that matures on July 11, 2017 and is prepayable without penalty at any time. In addition, our term loan includes a feature under which maximum borrowings may be increased to up to $700,000 in certain circumstances. Our term loan bears interest at a rate of LIBOR plus a premium, which was 140 basis points as of December 31, 2014. The interest rate premium was subject to adjustment based upon changes to our leverage, or beginning in December 2014, our credit ratings. As of December 31, 2014, the interest rate payable for the amount outstanding under our term loan was 1.57%. The weighted average interest rate for the amount outstanding under our term loan was 1.69% for the period from July 9, 2014 to December 31, 2014.

Our revolving credit facility agreement and our term loan agreement provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, including a change of control of us, which includes RMR ceasing to act as our business manager and property manager. Our revolving credit facility agreement and our term loan agreement also contain a number of financial and other covenants, including covenants that restrict our ability to incur indebtedness or to make distributions under certain circumstances and require us to maintain financial ratios and a minimum net worth. We believe we were in compliance with the terms of our revolving credit facility and term loan covenants at December 31, 2014.

At December 31, 2014, one of our properties (two buildings) with a net book value of $20,306 secured a mortgage note we assumed in connection with our acquisition of such property. The principal amount outstanding under this mortgage note as of December 31, 2014, was $17,999. This mortgage note is non‑recourse, subject to certain limited exceptions, and does not contain any material financial covenants.

The required principal payments due during the next five years and thereafter under all our outstanding debt as of December 31, 2014 are as follows:

	Principal
Year	Payment
2015	$245
2016	77,257
2017	367,497
2018	—
2019	—
Thereafter	—
	$444,999	(1)

(1)	Total debt outstanding as of December 31, 2014, including unamortized premiums of $817, was $445,816.

In connection with our acquisition of CCIT, we entered into a $1,000,000 unsecured bridge loan which we repaid when we subsequently issued an aggregate principal amount of $1,450,000 of unsecured senior notes. We also assumed eight mortgage notes associated with properties that we acquired in connection with the closing of the CCIT Merger (approximately $267,700 in aggregate principal amount net of mortgage notes related to properties sold to Senior Housing Properties Trust, or SNH).    See Notes 9 and  11 for further information regarding these transactions.

Note 6. Fair Value of Financial Instruments

Our financial instruments at December 31, 2014 include cash and cash equivalents, restricted cash, rents receivable, mortgage notes payable, our revolving credit facility, our term loan, accounts payable and accrued expenses, rents collected in advance, security deposits and amounts due to related persons. At December 31, 2014, the fair value of our financial instruments approximated their carrying values in our consolidated financial statements, except as follows:

	At December 31, 2014
	Carrying	Estimated
	Value	Fair Value
Mortgage notes payable	$18,816	$19,401

We estimate the fair values of our mortgage notes payable by using discounted cash flow analyses and currently prevailing market rates for similar mortgage notes. These inputs are categorized as level 3 inputs as defined in the fair value hierarchy under the accounting standards for Fair Value Measurements and Disclosures. Because our inputs are unobservable, our estimated fair value may differ materially from the actual fair value.

Note 7. Shareholders’ Equity

In August 2014, we amended our declaration of trust, increasing the number of our authorized shares of beneficial interest from 75,000,000 to 125,000,000. All of our authorized shares are currently classified as common shares, $.01 par value per share, or our common shares.

Share Awards:

We have common shares available for issuance under the terms of our equity compensation plan adopted in 2012, or the 2012 Plan. As described in Note 9, we granted restricted common shares to our officers and certain employees of RMR in 2014. We also granted each of our Trustees 2,500 restricted common shares with an aggregate value of $385 ($77 per Trustee) in 2014, based upon the closing price of our common shares on the New York Stock Exchange, or the NYSE, on the dates of grants, as part of their annual compensation. The common shares granted to our Trustees vested immediately. The common shares granted to our officers and certain employees of RMR vest in five equal annual installments beginning on the date of grant. We include the value of granted shares in general and administrative expenses ratably over the vesting period.

At December 31, 2014, 2,856,459 common shares remain available for issuance under the 2012 Plan.

Share Issuances:

During the period from July 9, 2014 to December 31, 2014 and the period from January 1, 2015 to February 18, 2015, we issued 16,447 and 7,353, respectively, of our common shares to RMR as part of the business management fee payable by us under our business management agreement. See Note 9 for further information regarding this agreement.

Distributions:

During the period from July 9, 2014 to December 31, 2014, we paid distributions on our common shares as follows:

Declaration	Record	Paid	Distributions	Total
Date	Date	Date	Per Share	Distributions
7/14/2014	7/25/2014	8/21/2014	0.48	28,748
10/7/2014	10/24/2014	11/20/2014	0.48	28,777
			$0.96	$57,525

On January 16, 2015, we declared a prorated common share distribution, conditioned upon the closing of the merger with CCIT.  The prorated distribution was intended to align the two companies’ distributions for the first quarter of 2015. The prorated distribution of $0.1493 was based upon our current quarterly common share distribution of $0.48 per quarter and will be payable on February 27, 2015, to our shareholders of record as of the close of business on January 28, 2015, the last business day immediately prior to the effective date of the merger.

Cash distributions per share paid or payable by us to our common shareholders for the period from July 9, 2014 to December 31, 2014 were $0.96. The characterization of our distributions paid in 2014 was 98.64% ordinary income and 1.36% return of capital.

Note 8. Per Common Share Amounts

The following table provides a reconciliation of the weighted average number of common shares used in the computation of basic and diluted EPS. Unvested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and are included in our computation of diluted EPS using the two-class method. Other potentially dilutive common shares, including contingently issuable common shares under our business management agreement with RMR, restricted stock, and the related impact on earnings, are considered when calculating diluted EPS (in thousands):

Period from July 9, 2014 to December 31, 2014
Weighted average common shares for basic earnings per share	59,873
Effect of dilutive securities: restricted stock awards	59
Weighted average common shares for diluted earnings per share	59,932

We had no anti-dilutive common share equivalents outstanding for the period from July 9, 2014 to December 31, 2014.

Note 9. Related Person Transactions

We have adopted written Governance Guidelines that describe the consideration and approval of any related person transactions. Under these Governance Guidelines, we may not enter into any transaction in which any Trustee or executive officer, any member of the immediate family of any Trustee or executive officer or any other related person, has or will have a direct or indirect material interest unless that transaction has been disclosed or made known to our Board of Trustees and our Board of Trustees reviews and approves or ratifies the transaction by the affirmative vote of a majority of the disinterested Trustees, even if the disinterested Trustees constitute less than a quorum. If there are no disinterested Trustees, the transaction must be reviewed, authorized and approved or ratified by both (i) the affirmative vote of a majority of our Board of Trustees and (ii) the affirmative vote of a majority of our Independent Trustees. In determining whether to approve or ratify a transaction, our Board of Trustees, or disinterested Trustees or Independent Trustees, as the case may be, also act in accordance with any applicable provisions of our declaration of trust and bylaws, consider all of the relevant facts and circumstances and approve only those transactions that they determine are fair and reasonable to us and our shareholders. All related person transactions described below were reviewed and approved or ratified by a majority of the disinterested Trustees or otherwise in accordance with our policies, declaration of trust and bylaws, each as described above. In the case of transactions with us by RMR employees (other than our Trustees and executive officers) subject to our Code of Business Conduct and Ethics, the employee must seek approval from an executive officer who has no interest in the matter for which approval is being requested. Copies of our Governance Guidelines and Code of Business Conduct and Ethics are available on our website, www.sirreit.com.

RMR: We have no employees. The personnel and various services we require to operate our business are provided to us by RMR. We have two agreements with RMR to provide management and administrative services to us: (i) a business management agreement, which relates to our business generally, and (ii) a property management agreement, which relates to our property level operations.

One of our Managing Trustees, Mr. Barry Portnoy, is Chairman, majority owner and an employee of RMR. Our other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy, and an owner, President, Chief Executive Officer and a director of RMR. Each of our executive officers is also an officer of RMR. Our Independent Trustees also serve as independent directors or independent trustees of other companies to which RMR or its affiliates provide management services. Mr. Barry Portnoy serves as a managing director or managing trustee of all of those companies and Mr. Adam Portnoy serves as a managing trustee of a majority of those companies. In addition, officers of RMR serve as our officers and officers of other companies to which RMR or its affiliates provide management services.

Our Board of Trustees has given our Compensation Committee, which is comprised exclusively of our Independent Trustees, authority to act on our behalf with respect to our management agreements with RMR. Our Governance Guidelines and the charter of our Compensation Committee together require the committee to annually review the terms of these agreements, evaluate RMR's performance under the agreements and determine whether to renew, amend or terminate the management agreements.

In 2013, our Compensation Committee retained FTI Consulting, Inc., a nationally recognized compensation consultant experienced in REIT compensation programs, to assist the committee in developing the terms of the incentive fee payable to RMR under our business management agreement with RMR beginning in 2014. In connection with retaining this consultant, our Compensation Committee determined that the consultant did not have any conflicts of interest which would prevent the consultant from advising the committee.

On December 23, 2013, we and RMR amended and restated our business management agreement, effective with respect to services performed on or after January 1, 2014. Under our business management agreement as so amended and restated:

•The annual amount of the base management fee to be paid to RMR by us for each applicable period is equal to the lesser of:

othe sum of (a) 0.5% of the average aggregate historical cost of our real estate assets acquired from a REIT to which RMR provided business management or property management services, or the Transferred Assets, immediately prior to the contribution, sale or other transfer of such property to us, plus (b) 0.7% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets up to $250,000, plus (c) 0.5% of the average historical cost of our real estate investments excluding the Transferred Assets exceeding $250,000; and

othe sum of (a) 0.7% of the average closing price per share of our common shares on the NYSE, during such period, multiplied by the average number of our common shares outstanding during such period, plus the daily weighted average of the aggregate liquidation preference of each class of our preferred shares outstanding during such period, plus the daily weighted average of the aggregate principal amount of our consolidated indebtedness during such period, or, together, our Average Market Capitalization, up to $250,000, plus (b) 0.5% of our Average Market Capitalization exceeding $250,000.

The average aggregate historical cost of our real estate investments includes our consolidated assets invested, directly or indirectly, in equity interests in or loans secured by real estate and personal property owned in connection with such real estate (including acquisition related costs and costs which may be allocated to intangibles or are unallocated), all before reserves for depreciation, amortization, impairment charges or bad debts or other similar noncash reserves.

•Although the fee calculation is stated in annual percentages, the base management fee is paid monthly to RMR, 90% in cash and 10% in our common shares, which are fully-vested when issued. The number of our common shares to be issued in payment of the base management fee for each month equals the value of 10% of the total base management fee for that month divided by the average daily closing price of our common shares during that month.

•The incentive management fee which may be earned by RMR for an annual period is an amount, subject to a cap based on the value of our outstanding common shares, equal to 12% of the product of (a) our equity market capitalization on the last trading day on the year immediately prior to the relevant measurement period and (b) the amount (expressed as a percentage) by which the total returns per share realized by the holders of our common shares (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the SNL US REIT Equity Index (in each case subject to certain adjustments) for the relevant measurement period. The measurement periods are generally three-year periods ending with the year for which the incentive management fee is being calculated, with shorter periods applicable in the case of the calculation of the incentive management fee for 2014 (one year) and 2015 (two years).

•The incentive management fee is payable in our common shares, with one-third of our common shares issued in payment of an incentive management fee vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments. If the issuance of common shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee is instead paid in cash.    All common shares issued in payment of the incentive management fee shall be fully vested upon termination of the business management agreement, subject to certain exceptions. In addition, RMR may, in certain circumstances, be required to return to us or forfeit some or all of the common shares paid or payable to it in payment of the incentive management fee.

 •RMR and certain eligible transferees of our common shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to "piggy-back" registration rights, with certain expenses to be paid by us. We and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, in connection with any such registration.

The amended and restated terms of our business management agreement described above were approved by our Compensation Committee, which is comprised solely of our Independent Trustees, and the terms of the incentive fee were developed by our Compensation Committee in consultation, with FTI Consulting, Inc., an independent compensation consultant.

Pursuant to our business management agreement with RMR, we recognized business management fees of $4,762 for the period from July 9, 2014 to December 31, 2014. The business management fees we recognized are included in general and administrative expenses in our consolidated financial statements.  In accordance with the terms of our business management agreement, we issued, in aggregate, 16,447 of our common shares to RMR as payment for a portion of the base business management fee we recognized from July 9, 2014 to December 31, 2014. No incentive fee was payable to RMR under our business management agreement for 2014.

Our property management agreement with RMR provides for management fees equal to 3.0% of gross collected rents and construction supervision fees equal to 5.0% of construction costs. The aggregate property management and construction supervision fees we recognized were $3,021 for the period from July 9, 2014 to December 31, 2014. These amounts are included in operating expenses or have been capitalized, as appropriate, in our consolidated financial statements.

RMR also provides internal audit services to us in return for our share of the total internal audit costs incurred by RMR for us and other publicly owned companies managed by RMR and its affiliates, which amounts are subject to approval by our Compensation Committee. Our Audit Committee appoints our Director of Internal Audit. Our share of RMR's costs of providing this internal audit function was approximately $170 for the period from July 9, 2014 to December 31, 2014, which amounts are included in general and administrative expenses in our consolidated financial statements. These allocated costs are in addition to the business and property management fees we paid to RMR.

We are generally responsible for all of our operating expenses, including certain expenses incurred by RMR on our behalf. We are generally not responsible for payment of RMR's employment, office or administration expenses incurred to provide management services to us, except for the employment and related expenses of RMR employees assigned to work exclusively or partly at our owned properties, our share of the wages, benefits and other related costs of centralized accounting personnel and our share of the staff employed by RMR who perform our internal audit function. Pursuant to our business management agreement, RMR may from time to time negotiate on our behalf with certain third party vendors and suppliers for the procurement of goods and services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR provides management services for the purpose of obtaining more favorable terms from such vendors and suppliers.

The current terms of both our business management agreement with RMR and our property management agreement with RMR end on December 31, 2015 and automatically renew for successive one year terms unless we or RMR gives notice of non-renewal before the end of an applicable term.  On May 9, 2014, we and RMR entered into amendments to our business management agreement and property management agreement, which were approved by our Compensation Committee, comprised solely of our Independent Trustees.  As amended, RMR may terminate the agreements upon 120 days’ written notice.  Prior to these amendments, RMR could terminate the agreements upon 60 days’ written notice and could also terminate the property management agreement upon five business days’ notice if we underwent a change of control.  Both prior to and after giving effect to these amendments, we have the right to terminate the agreements upon 60 days’ written notice, subject to approval by a majority vote of our Independent Trustees.  As amended, if we terminate or elect not to renew the business management agreement other than for cause, as defined, we are obligated to pay RMR a termination fee equal to 2.75 times the sum of the annual base management fee and the annual internal audit services expense, which amounts are based on averages during the 24 consecutive calendar months prior to the date of notice of nonrenewal or termination.  In addition, if we terminate or elect not to renew the property management agreement other than for cause, as defined, within 12 months prior to or following our giving notice of termination or non-renewal of the business management agreement other than for cause, we are obligated to pay RMR a termination fee equal to 12 times the average monthly property management fee for the six months prior to the effective date of the nonrenewal or termination.  The amendments provide for certain proportional adjustments to the termination fees if we merge with another real estate investment trust to which RMR is providing management services or if we spin-off a subsidiary of ours to which we contributed properties and to which RMR is providing management services both at the time of the spin-off and on the date of the expiration or termination of the agreement.  Also, as amended, RMR agrees to provide certain transition services to us for 120 days following an applicable termination by us or notice of termination by RMR.  Both the business management agreement with RMR and the property management agreement with RMR include arbitration provisions for the resolution of disputes.

Under our business management agreement with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to ours and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR. Previously our business management agreement had provided that, with certain exceptions, if we determined to offer for sale or other disposition any real property that, at such time, is of a type within the investment focus of another REIT to which RMR provides management services, we would first offer that property for purchase or disposition to that REIT and negotiate in good faith for such purchase or disposition. This right of first offer provision was eliminated when the business management agreement was amended and restated on December 23, 2013.

Under the 2012 Plan, we grant restricted shares to certain employees of RMR, some of whom are our officers. We granted a total of 51,500 restricted shares with an aggregate value of $1,320 for the period from July 9, 2014 to December 31, 2014, based upon the closing price of our common shares on the NYSE on the date of grant. One fifth of those restricted shares vested on the grant dates and one fifth vests on each of the next four anniversaries of the grant dates. These share grants to RMR employees are in addition to the fees we pay to RMR. On occasion, we have entered into arrangements with former employees of RMR in connection with the termination of their employment with RMR, providing for the acceleration of vesting of restricted shares previously granted to them under the 2012 Plan. Additionally, each of our President and Chief Operating Officer and Treasurer and Chief Financial Officer received grants of restricted shares of other companies to which RMR provides management services in their capacities as officers of RMR.

GOV:  As a result of its purchase from Equity CommonWealth of 21,500,000 of our common shares, GOV is our largest shareholder owning approximately 35.9% and 24.3% of our outstanding common shares as of December 31, 2014 and February 17, 2015, respectively.  Additionally, in connection with this purchase, and in light of the fact that GOV would own greater than 10% of our outstanding common shares, our disinterested Trustees adopted a resolution exempting GOV and its affiliates (as defined in the Maryland General Corporation Law), including, without limitation, RMR, from being "interested stockholders" under the Maryland Business Combination Act.

Concurrently with the execution and delivery of the merger agreement for the acquisition of CCIT, or the Merger Agreement, GOV entered into a voting and standstill agreement with CCIT and American Realty Capital Properties, Inc., a Maryland corporation and parent of the advisor of CCIT, or ARCP, or the Voting Agreement.  Pursuant to the Voting Agreement, GOV agreed to vote all of our common shares beneficially owned by it in favor of the issuance of our common shares to the stockholders of CCIT as contemplated by the Merger Agreement, upon and subject to the terms and conditions of the Voting Agreement and the Merger Agreement.  The Voting Agreement also contains standstill provisions pursuant to which ARCP agreed, among other things, not to make unsolicited proposals to acquire us or GOV for a period of 36 months. Concurrently with our entering into the Merger Agreement, RMR, which also provides management services to GOV, and Messrs. Barry Portnoy and Adam Portnoy, RMR’s principals, our Managing Trustees and managing trustees of GOV, also entered into a voting and standstill agreement on terms and conditions substantially similar to the Voting Agreement that also includes a standstill in respect of SNH. One of our Independent Trustees also serves as an independent trustee of each of GOV and SNH.

SNH:  Concurrently with our entering into the Merger Agreement, on August 30, 2014, SIR Merger Sub and SNH entered into a purchase and sale agreement and joint escrow instructions pursuant to which we sold to SNH substantially concurrently with the closing of the CCIT Merger, the subsidiaries of CCIT owning 23 healthcare properties for approximately $539,000, including the assumption of approximately $30,000 of mortgage debt.

Our Managing Trustees, Messrs. Barry Portnoy and Adam Portnoy, are managing trustees of SNH.  One of our Independent Trustees also serves as an independent trustee of each of SNH and GOV.

AIC:  We, RMR, GOV and four other companies to which RMR provides management services each currently own approximately 14.3% of AIC, an Indiana insurance company.  All of our Trustees and most of the trustees and directors of the other AIC shareholders currently serve on the board of directors of AIC. RMR provides management and administrative services to AIC pursuant to a management and administrative services agreement with AIC. Our Governance Guidelines provide that any material transaction between us and AIC shall be reviewed, authorized and approved or ratified by the affirmative votes of both a majority of our Board of Trustees and a majority of our Independent Trustees. The shareholders agreement among us, the other shareholders of AIC and AIC includes arbitration provisions for the resolution of disputes.

In June 2014, we and the other shareholders of AIC renewed our participation in this program. In connection with that renewal, we purchased a one-year property insurance policy providing $500,000 of coverage, with respect to which AIC is a reinsurer of certain coverage amounts. We paid AIC a premium, including taxes and fees, of approximately $434 in connection with that policy, which amount may be adjusted from time to time as we acquire or dispose of properties that are included in the policy.  Although we own less than 20% of AIC, we use the equity method to account for this investment because we believe that we have significant influence over AIC as all of our Trustees are also directors of AIC. Our investment in AIC had a carrying value of $6,827 as of December 31, 2014, which is included in other assets on our consolidated balance sheets. We recognized income of $55 related to our investment in AIC for the period from July 9, 2014 to December 31, 2014.

We periodically consider the possibilities for expanding our insurance relationships with AIC to include other types of insurance and may in the future participate in additional insurance offerings AIC may provide or arrange. We may invest additional amounts in AIC in the future if the expansion of this insurance business requires additional capital, but we are not obligated to do so. By participating in this insurance business with RMR and the other companies to which RMR provides management services, we expect that we may benefit financially by possibly reducing our insurance expenses or by realizing our pro rata share of any profits of this insurance business.

Directors' and Officers' Liability Insurance: In July 2013, we, RMR, and five companies to which RMR then provided management services purchased a combined directors' and officers' liability insurance policy providing $10,000 in aggregate primary non-indemnifiable coverage and $5,000 in aggregate excess coverage. We paid a premium of approximately $133 for this policy. In June 2014, we, RMR and four other companies to which RMR provides management services extended this insurance policy for an interim period.  We paid an aggregate premium of approximately $15 for these extensions.  In September 2014, we purchased a two year combined directors' and officers' insurance policy with RMR and five other companies to which RMR provides management services that provides $10,000 in aggregate primary coverage, including certain errors and omission coverage.  At that time, we also purchased separate additional one year directors' and officers' liability insurance policies that provide $20,000 of aggregate excess coverage plus $5,000 of excess non-indemnifiable coverage. The total premium payable by us for these policies purchased in September 2014 was approximately $507.

Note 10. Selected Quarterly Financial Data (Unaudited)

The following is a summary of our unaudited quarterly results of operations for the period from July 9, 2014 to September 30, 2014 and the fourth quarter of 2014:

	Period from July 9, 2014 to September 30, 2014	Fourth Quarter 2014
Total revenues	$51,079	$56,395
Net income	$20,823	$26,887
Basic and diluted net income per common share	$0.35	$0.45
Common distributions declared	$0.48	$0.48

Note 11. Subsequent Events

On January 9, 2015, we entered into a new credit agreement with a group of lenders, or the credit agreement, which replaced our revolving credit facility agreement and our term loan agreement described in Note 5. The credit agreement replaced our prior revolving credit facility maturing on March 11, 2016 with a new $750,000 unsecured revolving credit facility that has a maturity date of March 29, 2019, interest payable on borrowings of LIBOR plus 105 basis points and a facility fee of 20 basis points. Both the interest rate premium and the facility fee for the new revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date of the new revolving credit facility to March 29, 2020. The credit agreement also replaced our prior term loan maturing on July 11, 2017 with a new $350,000 unsecured term loan that has a maturity date of March 31, 2020 and interest payable on the amount outstanding of LIBOR plus 115 basis points. The interest rate premium for the new term loan is subject to adjustment based on changes to our credit ratings. The credit agreement includes a feature under which the maximum borrowing availability under the credit agreement may be increased to up to $2,200,000 on a combined basis under certain circumstances.

The credit agreement contains a number of covenants that restrict our ability to incur debt in excess of calculated amounts, restrict our ability to make distributions under certain circumstances and generally require us to maintain certain financial ratios. The credit agreement provides for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, such as a change of control of us, which includes RMR ceasing to act as our business manager and property manager.

On January 29, 2015, we completed our acquisition of CCIT pursuant to the Agreement and Plan of Merger, dated as of August 30, 2014, as amended, or the Merger Agreement, by and among us, SC Merger Sub LLC, a Maryland limited liability company and our wholly owned subsidiary, or SIR Merger Sub, and CCIT. At the effective time on January 29, 2015, CCIT merged with and into SIR Merger Sub, and the separate corporate existence of CCIT ceased, with SIR Merger Sub surviving as our wholly owned subsidiary, or the CCIT Merger.

At the effective time of the CCIT Merger, we acquired CCIT’s full property portfolio which included 64 office and industrial net lease properties, or the 64 CCIT Properties, as well as 23 healthcare properties, which, as described below, we sold to SNH.  The estimated total consideration for our acquisition of CCIT’s full portfolio was approximately $3,000,000, including the assumption of approximately $297,700 of mortgage debt principal (of which approximately $30,000 was assumed by SNH in the sale of the healthcare properties) and excluding acquisition related costs.  Pursuant to the terms of the Merger Agreement, we paid approximately $1,245,000 in cash and issued approximately 28,400,000 of our common shares to former holders of CCIT common stock.

Concurrently with the closing of the CCIT Merger, we sold to SNH the entities acquired in the CCIT Merger which own 23 healthcare properties for approximately $509,000 in cash, plus the assumption of approximately $30,000 of mortgage debt principal.

We financed the cash portion of the merger consideration paid to former CCIT stockholders and the fees, expenses and costs incurred in connection with the CCIT Merger and the related transactions and repayment of CCIT’s revolving credit facility and term loan, using a combination of our available cash on hand, borrowings under our existing revolving credit facility, borrowings under a new a $1,000,000 364-day senior unsecured bridge loan facility (as further described below) and approximately $509,000 in cash proceeds from the sale of the 23 healthcare properties to SNH. In connection with the closing of the CCIT Merger, we entered into a bridge loan agreement with a group of institutional lenders pursuant to which we obtained a 364-day $1,000,000 bridge loan, which had a maturity date of January 28, 2016, bore interest at LIBOR plus 140 basis points (subject to adjustment based on changes to SIR’s credit ratings), and was prepayable in whole or part at any time.  On February 3, 2015, we repaid in full the $1,000,000 senior unsecured bridge loan and reduced amounts outstanding on our revolving credit facility with net proceeds from an underwritten public offering of $1,450,000 aggregate principal amount of senior unsecured notes, which included: $350,000 aggregate principal amount of 2.85% unsecured senior notes due 2018; $400,000 aggregate principal amount of 3.60% unsecured senior notes due 2020; $300,000 aggregate principal amount of 4.15% unsecured senior notes due 2022; and $400,000 aggregate principal amount of 4.50% unsecured senior notes due 2025.

Note 12. Pro Forma Information (Unaudited)

During the period from July 9, 2014 to December 31, 2014, we acquired one property  (one building) for an aggregate purchase price of $14,370, excluding closing costs.

The following table presents our pro forma results of operations for the period from July 9, 2014 to December 31, 2014 as if the CCIT Merger and the related financing activities described in Note 11, and the acquisitions and financing activities described in the preceding paragraph had occurred on July 9, 2014. This pro forma data is not necessarily indicative of what our actual results of operations would have been for the period presented, nor does it represent the results of operations for any future period. Differences could result from numerous factors, including future changes in our portfolio of investments, changes in interest rates, changes in our capital structure, changes in net property level operating expenses, changes in property level revenues, including rents expected to be received on our existing leases or leases we may enter into during and after 2015, and for other reasons.

Period from July 9, 2014 to December 31, 2014
Total revenues	$202,476
Net income attributed to SIR	$50,427
Net income attributed to SIR per share	$0.57

SELECT INCOME REIT

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

December 31, 2014

(dollars in thousands)

	Balance at	Charged to		Balance
	Beginning	Costs and		at End
Description	of Period	Expenses	Deductions	of Period
Period from July 9, 2014 to December 31, 2014:
Allowance for doubtful accounts	$1,100	$182	$382	$1,664

SELECT INCOME REIT

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2014

(dollars in thousands)

						Initial Cost to		Costs	Gross Amount Carried at
						Company		Capitalized	Close of Period(4)					Original
							Buildings and	Subsequent to		Buildings and		Accumulated	Date	Construction
Property		Location	State	Property Type	Encumbrances(1)	Land	Equipment	Acquisition	Land	Equipment	Total(2)	Depreciation(3)	Acquired	Date
1	Inverness Center	Birmingham	AL	Mainland Properties	$—	$4,209	$32,096	$326	$4,209	$32,422	$36,631	$3,300	12/9/2010	1984;1985
2	Cinram Distribution Center	Huntsville	AL	Mainland Properties	—	5,628	67,373	—	5,628	67,373	73,001	3,930	8/31/2012	1979
3	Regents Center	Tempe	AZ	Mainland Properties	—	1,125	10,122	2,237	1,125	12,359	13,484	5,213	6/30/1999	1988
4	Campbell Place	Carlsbad	CA	Mainland Properties	18,816	3,381	17,918	15	3,381	17,933	21,314	1,008	9/21/2012	2007
5	Folsom Corporate Center	Folsom	CA	Mainland Properties	—	3,450	25,504	—	3,450	25,504	28,954	2,550	12/17/2010	2008
6	Bayside Technology Park	Fremont	CA	Mainland Properties	—	5,200	4,860	521	5,200	5,381	10,581	719	3/19/2009	1990
7	North First Street	San Jose	CA	Mainland Properties	—	6,160	7,961	—	6,160	7,961	14,121	199	12/23/2013	1984
8	Rio Robles Drive	San Jose	CA	Mainland Properties	—	16,608	28,316	—	16,608	28,316	44,924	708	12/23/2013	1984
9	350 West Java Drive	Sunnyvale	CA	Mainland Properties	—	11,552	12,461	—	11,552	12,461	24,013	675	11/15/2012	1984
10	333 Inverness Drive South	Englewood	CO	Mainland Properties	—	3,230	11,801	415	3,230	12,216	15,446	773	6/15/2012	1998
11	2 Tower Drive	Wallingford	CT	Mainland Properties	—	1,471	2,165	8	1,471	2,173	3,644	452	10/24/2006	1978
12	1 Targeting Center	Windsor	CT	Mainland Properties	—	1,850	7,226	—	1,850	7,226	9,076	437	7/20/2012	1980
13	235 Great Pond Road	Windsor	CT	Mainland Properties	—	2,400	9,469	—	2,400	9,469	11,869	572	7/20/2012	2004
14	2100 NW 82nd Ave	Miami	FL	Mainland Properties	—	144	1,297	401	144	1,698	1,842	588	3/19/1998	1987
15	King Street Ground Lease	Honolulu	HI	Hawaii Properties	—	1,342	—	—	1,342	—	1,342	—	12/5/2003	—
16	Mapunapuna Ground Leases	Honolulu	HI	Hawaii Properties	—	333,883	9,404	1,171	334,533	9,925	344,458	2,677	12/5/2003;	—
													11/21/2012
17	Safeway Shopping Center	Honolulu	HI	Hawaii Properties	—	11,437	—	167	11,437	167	11,604	61	12/5/2003	—
18	Salt Lake Shopping Center	Honolulu	HI	Hawaii Properties	—	9,660	—	—	9,660	—	9,660	—	12/5/2003	—
19	Sand Island Ground Leases	Honolulu	HI	Hawaii Properties	—	94,033	—	236	94,033	236	94,269	24	12/5/2003	—
20	Sand Island Buildings	Honolulu	HI	Hawaii Properties	—	13,845	11,307	11,307	13,845	22,614	36,459	5,087	12/5/2003;	1953;1959;1966;
													11/23/2004	1970;1972;2004
21	Waiwai Ground Leases	Honolulu	HI	Hawaii Properties	—	2,112	455	—	2,112	455	2,567	126	12/5/2003	—
22	Campbell Buildings	Kapolei	HI	Hawaii Properties	—	4,074	7,736	12,132	4,074	19,868	23,942	3,834	6/15/2005	1964;1980;1981;
														1990;1991
23	Campbell Easements	Kapolei	HI	Hawaii Properties	—	10,496	—	—	10,496	—	10,496	—	6/15/2005	—
24	Campbell Ground Leases	Kapolei	HI	Hawaii Properties	—	101,905	—	1,050	101,905	1,050	102,955	168	6/15/2005	—
25	Waipahu Ground Lease	Waipahu	HI	Hawaii Properties	—	717	—	—	717	—	717	—	12/5/2003	—
26	951 Trails Road	Eldridge	IA	Mainland Properties	—	470	7,480	376	470	7,856	8,326	1,511	4/2/2007	1994

						Initial Cost to		Costs	Gross Amount Carried at
						Company		Capitalized	Close of Period(4)					Original
							Buildings and	Subsequent to		Buildings and		Accumulated	Date	Construction
Property		Location	State	Property Type	Encumbrances(1)	Land	Equipment	Acquisition	Land	Equipment	Total(2)	Depreciation(3)	Acquired	Date
27	2300 N 33rd Ave	Newton	IA	Mainland Properties	—	500	13,236	163	500	13,399	13,899	2,146	9/29/2008	2008
28	1415 West Diehl Road	Naperville	IL	Mainland Properties	—	13,757	174,718	—	13,757	174,718	188,475	3,276	4/1/2014	2001
29	440 North Fairway Drive	Vernon Hills	IL	Mainland Properties	—	4,095	9,882	—	4,095	9,882	13,977	309	10/15/2013	1992
30	Capitol Tower	Topeka	KS	Mainland Properties	—	1,300	15,918	367	1,300	16,285	17,585	976	7/30/2012	1983
31	The Atrium at Circleport II	Erlanger	KY	Mainland Properties	—	2,020	9,545	1,467	2,020	11,012	13,032	2,907	6/30/2003	—
32	300 and 330 Billerica Road	Chelmsford	MA	Mainland Properties	—	3,419	14,049	313	3,419	14,362	17,781	1,106	1/18/2011;	1984
													9/27/2012
33	111 Powdermill Road	Maynard	MA	Mainland Properties	—	3,603	26,180	100	3,603	26,280	29,883	5,113	3/30/2007	1990
34	7001 Columbia Gateway Drive	Columbia	MD	Mainland Properties	—	3,700	24,592	—	3,700	24,592	28,292	1,230	12/21/2012	2008
35	3550 Green Court	Ann Arbor	MI	Mainland Properties	—	2,877	9,081	1,060	2,877	10,141	13,018	504	12/21/2012	1998
36	725 Darlington Avenue	Mahwah	NJ	Mainland Properties	—	8,492	9,451	40	8,492	9,491	17,983	177	4/9/2014	1999
37	8687 Carling Road	Liverpool	NY	Mainland Properties	—	375	3,265	1,924	375	5,189	5,564	1,101	1/6/2006	1997
38	1212 Pittsford - Victor Road	Pittsford	NY	Mainland Properties	—	528	3,755	465	528	4,220	4,748	1,364	11/30/2004	1965
39	500 Canal View Boulevard	Rochester	NY	Mainland Properties	—	1,462	12,482	1,201	1,462	13,683	15,145	3,594	1/6/2006	1996
40	32150 Just Imagine Drive	Avon	OH	Mainland Properties	—	2,200	23,280	—	2,200	23,280	25,480	3,250	5/29/2009	1996
41	501 Ridge Avenue	Hanover	PA	Mainland Properties	—	4,800	22,200	30	4,800	22,230	27,030	3,496	9/24/2008	1948
42	4836 Hickory Hill Road	Memphis	TN	Mainland Properties	—	1,402	10,769	—	1,402	10,769	12,171	—	12/23/2014	1984
43	16001 North Dallas Parkway	Addison	TX	Mainland Properties	—	10,107	95,124	245	10,107	95,369	105,476	4,562	1/16/2013	1987
44	Research Park	Austin	TX	Mainland Properties	—	1,441	13,007	660	1,441	13,667	15,108	5,309	6/16/1999	1999
45	4421 W. John Carp. Freeway	Irving	TX	Mainland Properties	—	542	4,879	553	542	5,432	5,974	2,320	3/19/1998	1995
46	3600 Wiseman Boulevard	San Antonio	TX	Mainland Properties	—	3,197	12,175	51	3,197	12,226	15,423	534	3/19/2013	2004
47	1800 Novell Place	Provo	UT	Mainland Properties	—	6,700	78,940	—	6,700	78,940	85,640	5,098	6/1/2012	2000
48	4885-4931 North 300 West	Provo	UT	Mainland Properties	—	3,400	25,938	—	3,400	25,938	29,338	1,189	2/28/2013	2009
49	501 South 5th Street	Richmond	VA	Mainland Properties	—	13,849	109,823	—	13,849	109,823	123,672	4,118	7/2/2013	2009
50	Orbital Sciences Campus	Sterling	VA	Mainland Properties	—	9,875	62,238	—	9,875	62,238	72,113	3,242	11/29/2012	2000;2001
51	181 Battaile Drive	Winchester	VA	Mainland Properties	—	1,487	12,854	—	1,487	12,854	14,341	2,800	4/20/2006	1987
				Totals	$18,816	$755,510	$1,072,332	$39,001	$756,160	$1,110,683	$1,866,843	$94,333

(1)Represents mortgage debt and includes the unamortized balance of the fair value adjustments totaling $817.

(2)Excludes value of real estate intangibles.

(3)Depreciation on buildings and improvements is provided for periods ranging up to 40 years and on equipment up to 12 years.

(4)The total aggregate cost for U.S. federal income tax purposes is approximately $2,019,143.

Analysis of the carrying amount of real estate properties and accumulated depreciation:

	Real Estate	Accumulated
	Properties	Depreciation
Balance at July 9, 2014	$1,853,529	$(80,845)
Additions	13,314	(13,488)
Disposals	-	-
Balance at December 31, 2014	$1,866,843	$(94,333)